Exhibit 99.1

NEWS RELEASE

Fortuna acquires highly prospective Bambadji Project in Senegal from Barrick and IAMGOLD

Vancouver, British Columbia, August 10, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce the acquisition of the 190 km² Bambadji advanced gold exploration project in Senegal, through the purchase of certain Senegalese subsidiaries held by Barrick Mining Corporation and IAMGOLD Corporation. Located adjacent to Fortuna’s feasibility-stage Diamba Sud Gold Project, Bambadji consolidates approximately 60 kilometers of prospective strike along the Senegal-Mali Shear Zone, a Tier-1 gold corridor hosting several world-class mines.

Jorge A. Ganoza, President and CEO, commented, “Bambadji represents a rare opportunity to consolidate a large-scale, highly prospective exploration land package immediately adjacent to our feasibility-stage Diamba Sud Gold Project.” Mr. Ganoza continued, “The US$200 million consideration paid for the project reflects multiple prime drill-defined targets, the scale of the land package, the extensive historical exploration dataset, and the potential to materially expand Diamba Sud in one of the most prospective gold districts in West Africa, where quality ground is difficult to assemble.”

Barrick/IAMGOLD drill highlights include:

Prospect	Drill Hole	Intercept
Kabewest	KBWDH006	2.12 g/t Au over a width of 52.9 meters from 88.8 meters
	KBWRC075	2.34 g/t Au over a width of 45.0 meters from 5.0 meters
Fatima	FARC001	2.44 g/t Au over a width of 24.0 meters from 52.0 meters
	FARC012	3.12 g/t Au over a width of 24.0 meters from 113.0 meters
Djenebou	DJRC013	14.63 g/t Au over a width of 5.0 meters from 111.0 meters
	KLRC004	8.55 g/t Au over a width of 15.0 meters from 17.0 meters
Wari	WARC004	4.05 g/t Au over a width of 9.0 meters from 28.0 meters
	BARC-2063	1.60 g/t Au over a width of 20.0 meters from 0.0 meters
Latifa	KBRC-0045	3.62 g/t Au over a width of 20.0 meters from 87.0 meters
	KBRC-0067	2.59 g/t Au over a width of 25.0 meters from 74.0 meters
Kach	KCRC007 KCRC008	4.08 g/t Au over a width of 12.0 meters from 48.0 meters 15.22 g/t Au over a width of 7.0 meters from 29.0 meters
Kabetea	KBTRC009 KBTRC011	3.76 g/t Au over a width of 47 meters from 55.0 meters 4.08 g/t Au over a width of 32 meters from 55.0 meters
Bagata Corridor	BARC-2105	9.28 g/t Au over a width of 18.0 meters from 66.0 meters
	BARC-2159	3.57 g/t Au over a width of 46.0 meters from 56.0 meters
Gefa Corridor	BARC-2148	1.83 g/t Au over a width of 52.0 meters from 0.0 meters
	GFRC031	14.07 g/t Au over a width of 8.0 meters from 41.0 meters

Note: All drill intervals are reported as downhole intervals. Mineralized structures/hosts are generally steep dipping between 70 to 85 degrees. Refer to Appendix 1 for full details of Barrick/IAMGOLD reverse circulation and diamond drill holes and assay results.

Bambadji Project Location

The Bambadji Project is contiguous with the eastern margin of Fortuna’s Diamba Sud Gold Project (refer to Figure 1), which hosts Mineral Reserves containing 1.15 million ounces of gold with a final investment decision anticipated shortly. Bambadji comprises two properties covering approximately 190 km² and extending over approximately 60 kilometers of prospective strike, with established secondary roads providing direct access from Diamba Sud.

Figure 1: Property Location Map

Fortuna Mining
Dakar
Senegal
Fortuna Permits
Bambadji Project
Third Party Permits
Falémé River
SMSZ
Mali
1460000N
1440000N
1420000N
1400000N
1380000N
220000E
240000E
30 km
20 km
10 km
5 km
Loulo - Gara (Barrick)
Loulo - Yalea (Barrick)
Djenebou
Fatima
Wari
Latifa
Kach
Kabewest
Kabetea
Karakaéné (Afrigold)
Senegal
Gounkoto (Barrick)
Saraya
Kenieba
Diamba Sud 1.15 Moz Reserves (DFS)
Baqata
Gefa
Bambadji Project
Anaconda (B2 Gold)
Operating Mine
Bambadji Project Priority Prospects
Exploration Prospects
Neoproterozoic Cover
Dioritic Intrusives
Granitoids
Dialé-Dalème Series
Falémé Group
Kofi Series
SMSZ Shear Corridor
International borders
Fekola (B2 Gold)
N
Boto (Managem)
Guinea
0 5 10 km
WGS84_Zone 29N

Geology and Mineralization

The acquisition includes an extensive, high-quality exploration dataset comprising geochemical, geophysical, and lithological information, together with approximately 214,000 meters of historical auger, reverse circulation, and diamond drilling.

Historic drilling and fieldwork have identified several styles of gold mineralization across Bambadji, including analogues to the Diamba Sud breccia-style mineralization, Yalea sericite-albitite style, and the high-tourmaline Gara style. Across the project, at least eight significant drill-defined prospects have been identified, together with several highly prospective mineralized trends that remain open along strike and at depth. Historical drilling has generally been shallow and widely spaced, with several multi-kilometer gaps along these anomalous gold trends, providing clear targets for Fortuna’s initial exploration program.

2026 Exploration Program

Fortuna has approved an initial US$8 million exploration budget for Bambadji for the remainder of 2026, comprising 51,000 meters of reverse circulation and diamond drilling. Drilling is expected to commence in the third quarter.

The program is designed to improve confidence and definition across several advanced drill-defined targets located within a 20-kilometer radius of the proposed Diamba Sud plant site (refer to Figure 1). Eight priority targets have been identified for initial drilling, while generative exploration will continue in parallel to advance additional targets along the project’s highly prospective mineralized trends.

Transaction Terms

Pursuant to the terms of the definitive transaction agreements dated August 10, 2026 entered into between Fortuna and certain subsidiaries of Barrick and IAMGOLD (collectively, the “Sellers”), in consideration of the acquisition of the Bambadji Project, Fortuna paid US$200 million in cash from its treasury (US$130.35 million to a subsidiary of Barrick, and US$69.65 million to a subsidiary of IAMGOLD).

In addition, Fortuna has granted to the Sellers, a 0.5 percent net smelter return royalty on the first 1.75 million ounces of gold produced from the Bambadji Nord property (0.325 percent to a subsidiary of Barrick, and 0.175 percent to a subsidiary of IAMGOLD.

TD Securities acted as sole financial advisor to Fortuna with respect of the acquisition.

Quality Assurance & Quality Control (QA - QC)

The drill database extends back to 1993 with IAMGOLD, Anmercosa Exploration (a subsidiary of Anglo American Ltd), Ashanti Goldfields and Barrick (formerly Randgold) variously managing exploration across that period. The majority of drilling has been conducted since 2007 by Barrick (Randgold).

Industry standard practices were used throughout, reflecting the protocols of the day, however, not all can be verified.

Reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals were retained and stored on-site at the company-controlled core yard, however not all samples have been retained due to age degradation.

Diamond drilling (DD) drill holes generally started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One-half of the core was left in the original core box and stored in a secure location at the company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

Since 2016, RC and DD samples were transported by company vehicle or commercial courier to SGS Laboratories in Mali (Bamako) or ALS Kedougou/Ouagadougou. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures are noted as including the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the SGS laboratories insert their own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed including sampling, analytical, and test data underlying the information or opinions contained herein by reviewing the methodologies described for sampling and analytical testing, assessing the results of QA – QC programs, validating the geochemical and geological databases and reviewing diamond drill core. The verification process identified that QA – QC data supporting some of the earlier historical drill results is more limited in nature with additional validation work including reassaying of samples and drilling of twin holes to be planned in future work programs for confirmation purposes.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements regarding the anticipated benefits of the Acquisition; timing of the final investment decision of Fortuna’s Diamba Sud Gold Project; the 2026 exploration program for Bambadji; the Mineral Resource estimates at Diamba Sud; the Company’s proposed exploration plans and timelines at Diamba Sud; potential for future resource growth at Diamba Sud; the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Israeli – Hamas and Iran – Israel and United States conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2025. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Mineral Resources and Mineral Reserves

Technical disclosure regarding the Company’s properties included herein has been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Bambadji Project historic drill program details of the drill holes and assay results of significance

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
BADRC002	237979	1417499	121	138	90	-50	0	6	6	2.73	RC	Bandia
BARC-2150	238137	1418018	113	80	90	-60	74	80	6	1.38	RC	Bandia

BADD-2027	237723	1417745	115	166	124	-45	40	46	6	0.93	DD	Bandiasse
BADD-2040	237623	1417738	115	150	101	-59	25	29	4	1.85	DD	Bandiasse
BARC-2084	237713	1417689	113	70	90	-50	8	52	44	3.16	RC	Bandiasse
						including	40	42	2	11.61	RC	Bandiasse
BARC-2085	237684	1417713	113	80	90	-50	20	26	6	1.08	RC	Bandiasse
							38	70	32	2.70	RC	Bandiasse
BARC-2091	237712	1417743	116	70	0	-90	6	18	12	1.84	RC	Bandiasse
							22	36	14	1.46	RC	Bandiasse
							42	52	10	0.67	RC	Bandiasse
BARC-2092	237702	1417743	116	75	0	-90	6	30	24	1.49	RC	Bandiasse
							48	72	24	1.09	RC	Bandiasse
BARC-2093	237692	1417743	116	56	0	-90	20	36	16	1.06	RC	Bandiasse
BARC-2094	237682	1417743	115	56	0	-90	36	48	12	1.03	RC	Bandiasse
BARC-2096	237703	1417638	113	55	0	-90	40	44	4	3.78	RC	Bandiasse
BARC-2101	237722	1417743	115	56	0	-90	18	54	36	1.84	RC	Bandiasse
BARC-2152	237703	1417743	116	80	90	-60	4	16	12	1.57	RC	Bandiasse
							20	54	34	1.72	RC	Bandiasse
							66	72	6	1.13	RC	Bandiasse
BARC-2153	237671	1417768	114	82	90	-60	36	40	4	2.22	RC	Bandiasse
							64	82	18	0.75	RC	Bandiasse
BARC-2154	237706	1417768	113	81	90	-60	4	6	2	4.22	RC	Bandiasse
BARC-2155	237631	1417768	115	81	90	-60	72	76	4	1.77	RC	Bandiasse
BQWRC010	237669	1417400	118	100	90	-50	27	29	2	4.22	RC	Bandiasse
BQWRC012	237780	1417965	116	100	90	-50	46	53	7	1.07	RC	Bandiasse

BQERC016	238459	1418823	115	56	90	-50	22	31	9	0.64	RC	Baqata East

BADD-2030	237902	1418567	124	180.5	90	-50	94	104	10	2.28	DD	Baqata Main
BADD-2031	238017	1418567	127	152	90	-60	10	16	6	1.95	DD	Baqata Main
							26	44	18	2.15	DD	Baqata Main
							120	128	8	8.78	DD	Baqata Main
						including	124	126	2	24.40	DD	Baqata Main
BADD-2032	238047	1418567	123.33	169	90	-50	0	10	10	5.62	DD	Baqata Main

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
						including	2	4	2	16.60	DD	Baqata Main
							116	130	14	1.90	DD	Baqata Main
							134	140	6	1.26	DD	Baqata Main
BADD-2033	238097	1418567	126	151	90	-50	87	89	2	3.57	DD	Baqata Main
							109	115	6	0.85	DD	Baqata Main
BADD-2034	237992	1418617	128	133	90	-60	6	10	4	1.42	DD	Baqata Main
							16	26	10	2.87	DD	Baqata Main
							40	46	6	2.15	DD	Baqata Main
							98	100	2	3.33	DD	Baqata Main
BADD-2035	238077	1418617	126	161	270	-80	41	51	10	1.49	DD	Baqata Main
							105	109	4	2.26	DD	Baqata Main
							155	161	6	0.98	DD	Baqata Main
BADD-2036	238008	1418670	126	154	90	-50	45	47	2	2.96	DD	Baqata Main
BADD-2036							71	75	4	1.75	DD	Baqata Main
BADD-2037	238141	1418559	126	283	279	-59	123	125	2	7.95	DD	Baqata Main
						including	123	124	1	14.90	DD	Baqata Main
							131	134	3	1.79	DD	Baqata Main
							138	144	6	3.00	DD	Baqata Main
BADD-2038	238200	1418560	117	424	289	-57	161	164	3	2.36	DD	Baqata Main
BARC-0001	238015	1418580	127	54	135	-50	35	41	6	1.55	RC	Baqata Main
							47	54	7	1.17	RC	Baqata Main
BARC-0002	237995	1418603	128	50	135	-50	32	40	8	1.36	RC	Baqata Main
BARC-0003	237973	1418627	129	50	135	-50	46	50	4	2.08	RC	Baqata Main
BARC-0004	237948	1418648	127	50	135	-50	32	44	12	1.70	RC	Baqata Main
						including	38	39	1	15.33	RC	Baqata Main
BARC-0007	238075	1418677	125	75	135	-50	13	22	9	2.26	RC	Baqata Main
						including	14	15	1	11.91	RC	Baqata Main
BARC-0008	238058	1418689	123	51	135	-50	43	50	7	4.02	RC	Baqata Main
						including	46	47	1	18.34	RC	Baqata Main
BARC-0009	238120	1418625	129	81	135	-50	19	35	16	2.13	RC	Baqata Main
						including	34	35	1	16.52	RC	Baqata Main
							67	77	10	2.19	RC	Baqata Main
BARC-0010	238074	1418773	122	50	135	-50	22	24	2	2.82	RC	Baqata Main
BARC-0023	237955	1419391	123	45	135	-50	28	34	6	2.17	RC	Baqata Main
BARC-0026	238072	1418443	119	33	90	-50	0	10	10	0.92	RC	Baqata Main
BARC-0027	238042	1418443	119	51	90	-50	4	8	4	2.76	RC	Baqata Main
							31	37	6	1.21	RC	Baqata Main
BARC-0028	238011	1418445	121	57	90	-50	8	13	5	9.82	RC	Baqata Main

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
						including	9	11	2	19.45	RC	Baqata Main
							46	60	14	1.14	RC	Baqata Main
BARC-2102	237967	1418632	129	92	90	-50	27	31	4	2.76	RC	Baqata Main
							51	59	8	5.23	RC	Baqata Main
						including	53	55	2	12.80	RC	Baqata Main
BARC-2105	237962	1418617	129	97	90	-55	42	48	6	2.23	RC	Baqata Main
							56	62	6	2.07	RC	Baqata Main
							66	84	18	9.28	RC	Baqata Main
						including	68	74	6	25.46	RC	Baqata Main
BARC-2106	238042	1418617	124	87	270	-50	46	79	33	4.19	RC	Baqata Main
							83	87	4	2.84	RC	Baqata Main
BARC-2107	237992	1418566	129	66	90	-50	34	42	8	0.77	RC	Baqata Main
							46	58	12	2.52	RC	Baqata Main
BARC-2108	238048	1418652	123	96	90	-45	26	38	12	2.48	RC	Baqata Main
BARC-2114	238123	1418632	128	70	90	-50	20	24	4	1.66	RC	Baqata Main
BARC-2119	237987	1419433	121	37	90	-60	8	12	4	2.34	RC	Baqata Main
BARC-2156	237996	1418503	125	81	90	-60	34	42	8	1.71	RC	Baqata Main
BARC-2157	238036	1418503	121	80	90	-60	0	12	12	1.42	RC	Baqata Main
BARC-2158	238076	1418503	120	96	90	-60	0	6	6	5.95	RC	Baqata Main
						including	4	6	2	10.60	RC	Baqata Main
BARC-2159	237962	1418566	129	102	90	-50	56	102	46	3.57	RC	Baqata Main
						including	56	58	2	14.48	RC	Baqata Main
						and	62	64	2	20.06	RC	Baqata Main
BARC-2160	238029	1418566	125	90	90	-50	6	30	24	1.46	RC	Baqata Main
							64	90	26	1.75	RC	Baqata Main
BARC-2161	237932	1418617	127	120	90	-60	8	16	8	0.70	RC	Baqata Main
BARC-2162	237887	1418670	124	105	90	-55	92	98	6	1.12	RC	Baqata Main
BARC-2168	237958	1418403	118	96	90	-60	58	70	12	0.98	RC	Baqata Main
BARC-2169	237932	1418566	126	120	90	-50	82	94	12	1.89	RC	Baqata Main
BARC-2170	237957	1418593	129	120	90	-50	54	64	10	1.03	RC	Baqata Main
BARC-2171	237957	1418543	127	120	90	-50	62	118	56	1.41	RC	Baqata Main
BARC-2172	237957	1418503	124	103	90	-60	22	32	10	0.78	RC	Baqata Main
							70	80	10	1.37	RC	Baqata Main
BARC-2173	238059	1418566	123	110	90	-50	100	108	8	2.14	RC	Baqata Main
BQDH001	237800	1419757	116	221	90	-55	144.5	146.5	2	6.67	DD	Baqata Main
						including	144.5	145.5	1	12.80	DD	Baqata Main
							154.7	162.3	7.6	2.21	DD	Baqata Main
						including	161.3	162.3	1	13.40	DD	Baqata Main

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
BQDH002	237840	1419391	118	206	90	-55	105.3	110.4	5.1	2.57	DD	Baqata Main
							151.6	162.05	10.45	0.99	DD	Baqata Main
BQDH005	237800	1418571	122	305	90	-55	161.05	172.85	11.8	0.72	DD	Baqata Main
							178.2	185.05	6.85	1.48	DD	Baqata Main
							210	221.2	11.2	0.70	DD	Baqata Main
BQDH006	237920	1419348	119	185	120	-50	91	101.1	10.1	3.52	DD	Baqata Main
							108	111	3	2.28	DD	Baqata Main
BQDH008	237879	1419207	122	135	135	-50	32.3	37.5	5.2	1.22	DD	Baqata Main
							108	117.55	9.55	1.99	DD	Baqata Main
							127.76	132	4.24	1.76	DD	Baqata Main
BQDH011	237521	1418678	122	536	110	-50	259	263.6	4.6	7.02	DD	Baqata Main
						including	260	260.9	0.9	26.09	DD	Baqata Main
							415.3	419.1	3.8	3.02	DD	Baqata Main
BQDT003	237632	1419872	118	478	110	-50	256.52	257.5	0.98	16.79	RCD	Baqata Main
							345.85	354.8	8.95	1.47	RCD	Baqata Main
BQRC003	237889	1419747	113	122	90	-50	78	80	2	2.86	RC	Baqata Main
BQRC004	237798	1419328	118	60	90	-50	43	51	8	1.28	RC	Baqata Main
BQRC006	237922	1419391	118	78	90	-50	25	36	11	0.58	RC	Baqata Main
BQRC007	237867	1419096	121	178	90	-50	41	66	25	0.83	RC	Baqata Main
BQRC008	237747	1418944	122	54	90	-60	0	11	11	2.82	RC	Baqata Main
							16	22	6	1.01	RC	Baqata Main
BQRC009	237675	1418943	122	130	90	-60	46	47	1	10.70	RC	Baqata Main
BQRC010	237973	1418754	121	168	50	-60	53	62	9	1.33	RC	Baqata Main
							128	132	4	1.51	RC	Baqata Main
BQRC011	237888	1418927	123	102	90	-50	4	8	4	1.89	RC	Baqata Main
BQWRC001	237740	1419537	116	162	90	-50	74	77	3	2.89	RC	Baqata Main
							137	140	3	2.16	RC	Baqata Main
BQWRC002	237666	1419533	114	150	90	-50	145	147	2	3.22	RC	Baqata Main
BQWRC003	237835	1419531	115	130	90	-50	71	78	7	2.59	RC	Baqata Main
							113	120	7	1.19	RC	Baqata Main
BQWRC005	237894	1419532	114	95	90	-50	80	87	7	3.07	RC	Baqata Main
						including	84	85	1	12.00	RC	Baqata Main

BADD-2011	239125	1423931	107	117.5	90	-45	61	73	12	1.73	DD	Beyanord
						including	61	62	1	13.36	DD	Beyanord
							85	101	16	1.37	DD	Beyanord
BADD-2012	239057	1423980	107	117.5	90	-45	100	112	12	0.67	DD	Beyanord
BYRC007	239130	1422750	110	100	270	-50	1	6	5	1.92	RC	Beyanord

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
BYRC010	239200	1423960	106	100	90	-50	14	23	9	0.84	RC	Beyanord
							27	34	7	1.13	RC	Beyanord
BYRC011	239130	1423960	105	102	90	-50	13	24	11	0.88	RC	Beyanord
							72	83	11	2.53	RC	Beyanord
						including	81	82	1	11.00	RC	Beyanord
							93	99	6	2.53	RC	Beyanord
BYRC012	239060	1423960	107	102	90	-50	79	86	7	1.31	RC	Beyanord

BRRC005	234435	1405785	133	120	195	-50	44	51	7	0.71	RC	Boureya

BARC-0030	234824	1428394	157	48	90	-50	45	49	4	3.49	RC	Dakota
						including	48	49	1	10.67	RC	Dakota
							75	81	6	1.06	RC	Dakota
BARC-2034	234967	1428393	164	80	90	-50	14	20	6	2.87	RC	Dakota
							74	80	6	0.90	RC	Dakota
BARC-2035	235017	1428393	165	80	90	-50	50	52	2	6.48	RC	Dakota
DAKRC001	233963	1428731	143	110	220	-50	95	98	3	3.10	RC	Dakota
DAKRC002	234001	1428778	143	84	220	-50	1	3	2	3.07	RC	Dakota
DAKRC007	234786	1428091	144	108	257	-50	90	95	5	1.32	RC	Dakota
DAKRC015	234967	1428503	165	111	270	-50	6	22	16	1.08	RC	Dakota
DAKRC020	234462	1428553	144	100	257	-50	74	75	1	8.00	RC	Dakota
DAKRC021	234407	1428538	142	103	257	-50	68	72	4	1.39	RC	Dakota
DAKRC022	234345	1428524	138	110	257	-50	10	12	2	5.12	RC	Dakota
							22	27	5	1.51	RC	Dakota
DAKRC030	233933	1428686	145	100	220	-50	15	17	2	2.53	RC	Dakota
PDB-0075	235090	1428380	166	50	0	-90	9	13	4	1.71	RC	Dakota

DLRC001	237799	1429699	123	150	90	-50	136	141	5	1.23	RC	Diala
DLRC015	237496	1430101	159	126	90	-50	21	31	10	0.84	RC	Diala

BADD-2005	236279	1434443	137	106	90	-45	43	47	4	3.10	DD	Djenebou
							65	79	14	2.78	DD	Djenebou
						including	67	69	2	10.05	DD	Djenebou
BADD-2006	236114	1433441	161	123	90	-45	8	12	4	4.74	DD	Djenebou
							46	52	6	1.18	DD	Djenebou
DJRC001	236181	1433701	164	114	90	-50	63	65	2	4.72	RC	Djenebou
DJRC002	236200	1433800	161	120	90	-50	26	30	4	4.76	RC	Djenebou
							69	71	2	3.85	RC	Djenebou

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
DJRC010	236230	1434710	146	150	90	-50	67	85	18	1.13	RC	Djenebou
							104	107	3	5.67	RC	Djenebou
DJRC011	236379	1434718	146	120	90	-50	19	22	3	3.56	RC	Djenebou
DJRC013	236268	1434554	152	150	90	-50	45	48	3	2.25	RC	Djenebou
							80	88	8	2.02	RC	Djenebou
							111	116	5	14.63	RC	Djenebou
						including	112	114	2	32.15	RC	Djenebou
DJRC014	236210	1434554	149	170	90	-50	144	152	8	2.12	RC	Djenebou
							162	166	4	4.11	RC	Djenebou
							164	165	1	11.40	RC	Djenebou
DJRC016	236240	1434440	135	156	90	-55	87	94	7	1.83	RC	Djenebou
DJRC019	236281	1435305	111	126	90	-50	104	108	4	1.94	RC	Djenebou
DJRC020	236250	1435242	114	120	90	-50	110	120	10	1.17	RC	Djenebou
DJRC023	236430	1434440	128	110	270	-50	54	60	6	2.55	RC	Djenebou

KLRC003	236782	1434325	120	40	90	-50	5	7	2	12.01	RC	Djenebou East
						including	5	6	1	21.50	RC	Djenebou East
							14	19	5	4.21	RC	Djenebou East
KLRC004	236766	1434325	120	54	90	-50	17	32	15	8.55	RC	Djenebou East
						including	17	18	1	16.70	RC	Djenebou East
						and	24	26	2	27.85	RC	Djenebou East
						and	27	28	1	18.90	RC	Djenebou East

FADH001	235511	1433738	155	230	60	-50	168.3	176.1	7.8	2.25	DD	Fatima
FARC001	235664	1433729	159	162	90	-50	52	76	24	2.44	RC	Fatima
						including	52	53	1	16.70	RC	Fatima
FARC002	235526	1433734	155	170	90	-50	110	112	2	2.72	RC	Fatima
FARC003	235616	1433747	159	150	90	-50	69	78	9	3.12	RC	Fatima
							86	108	22	2.21	RC	Fatima
						including	97	98	1	10.50	RC	Fatima
							132	149	17	1.25	RC	Fatima
FARC012	235518	1433801	155	150	80	-50	113	137	24	3.12	RC	Fatima
						including	118	119	1	11.80	RC	Fatima
						and	126	127	1	11.90	RC	Fatima
FARC013	235589	1433816	158	114	80	-50	23	32	9	2.50	RC	Fatima
FARC016	235573	1433681	147	130	80	-50	108	110	2	12.10	RC	Fatima
						including	109	110	1	15.40	RC	Fatima
FARC017	235748	1433703	161	80	80	-50	19	21	2	6.32	RC	Fatima

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
						including	19	20	1	12.10	RC	Fatima
FARC019	235650	1433810	162	105	80	-50	73	76	3	2.07	RC	Fatima
FARC021	235467	1433844	152	180	80	-50	132	134	2	5.91	RC	Fatima

FVRC002	237321	1428493	147	100	90	-50	25	31	6	1.63	RC	Fava

BARC-2123	238772	1412865	131	74	90	-60	16	26	10	0.63	RC	Gefa Main
							54	62	8	6.89	RC	Gefa Main
						including	60	62	2	22.16	RC	Gefa Main
BARC-2130	238864	1412118	115	107	90	-60	61	69	8	1.00	RC	Gefa Main
							83	91	8	1.78	RC	Gefa Main
BARC-2131	238892	1412118	115	62	90	-60	24	38	14	1.52	RC	Gefa Main
							44	62	18	1.87	RC	Gefa Main
BARC-2134	238923	1412118	116	60	90	-60	2	10	8	1.20	RC	Gefa Main
							22	46	24	0.90	RC	Gefa Main
BARC-2137	238752	1412768	134	67	90	-60	33	43	10	1.24	RC	Gefa Main
BARC-2144	238900	1412168	117	60	90	-60	18	42	24	1.54	RC	Gefa Main
BARC-2147	238896	1412098	113	60	90	-60	38	46	8	0.73	RC	Gefa Main
							50	60	10	2.24	RC	Gefa Main
BARC-2148	238926	1412088	116	60	90	-60	0	52	52	1.83	RC	Gefa Main
BARC-2177	238913	1412066	114	67	90	-60	26	30	4	1.63	RC	Gefa Main
							40	62	22	2.01	RC	Gefa Main
BARC-2178	238946	1412066	117	60	90	-60	16	28	12	1.29	RC	Gefa Main
							36	40	4	1.25	RC	Gefa Main
BARC-2184	238901	1412218	123	122	90	-60	20	28	8	1.05	RC	Gefa Main
BARC-2185	238843	1412231	122	116	90	-60	20	24	4	2.39	RC	Gefa Main
GFDH001	238884	1412100	113	131	90	-60	47.5	58.1	10.6	2.11	DD	Gefa Main
							62.7	81.5	18.8	1.24	DD	Gefa Main
GFDH003	238707	1412620	128	210	90	-50	89	98	9	0.77	DD	Gefa Main
							160.8	167	6.2	0.83	DD	Gefa Main
GFDH007	238868	1412056	114	164	90	-50	5	13.7	8.7	1.92	DD	Gefa Main
							86.8	93.3	6.5	2.30	DD	Gefa Main
							106	115.1	9.1	0.63	DD	Gefa Main
GFDH010	238785	1412621	132	224	90	-50	7.9	15.8	7.9	1.68	DD	Gefa Main
							37.2	43.1	5.9	1.17	DD	Gefa Main
							53.4	62.25	8.85	0.78	DD	Gefa Main
							147.75	155.85	8.1	1.24	DD	Gefa Main
GFDT001	238574	1412638	127	479	90	-50	458.4	469.2	10.8	3.63	RCD	Gefa Main

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
						including	458.4	459.2	0.8	22.00	RCD	Gefa Main
GFRC029	238706	1409901	136	82	90	-50	26	33	7	3.06	RC	Gefa Main
						including	26	27	1	10.70	RC	Gefa Main
GFRC041	238816	1411699	129	54	90	-50	23	27	4	4.03	RC	Gefa Main
						including	23	24	1	11.40	RC	Gefa Main
GFRC046	238759	1413500	124	58	90	-50	16	23	7	0.79	RC	Gefa Main
GFRC095	238889	1412466	129	60	90	-50	7	22	15	0.70	RC	Gefa Main
GFRC103	238954	1412350	128	54	90	-50	28	31	3	2.18	RC	Gefa Main
GFRC107	238772	1412620	132	124	90	-50	54	66	12	1.40	RC	Gefa Main
GFRC108	238801	1412621	132	126	90	-50	7	13	6	1.25	RC	Gefa Main
							96	117	21	1.04	RC	Gefa Main
GFRC112	238742	1412620	131	120	90	-50	46	72	26	1.28	RC	Gefa Main
GFRC132	238941	1411860	119	100	90	-50	58	60	2	5.20	RC	Gefa Main
GFRC133	238899	1411972	113	130	90	-60	42	44	2	13.22	RC	Gefa Main
							43	44	1	25.38	RC	Gefa Main
GFRC135	238709	1412768	131	162	90	-50	43	47	4	1.44	RC	Gefa Main

GFNRC002	238761	1413004	135	95	90	-50	48	54	6	1.54	RC	Gefa North
GFNRC003	238691	1413500	129	174	90	-50	123	124	1	48.62	RC	Gefa North

GFDH004	238760	1409901	134	125	90	-50	7.2	16.7	9.5	0.84	DD	Gefa South
GFRC007	238617	1409497	121	54	90	-50	6	19	13	1.31	RC	Gefa South
GFRC008	238649	1409501	123	54	90	-50	22	26	4	1.94	RC	Gefa South
							45	51	6	2.79	RC	Gefa South
GFRC009	238679	1409503	123	54	90	-50	21	25	4	2.30	RC	Gefa South
GFRC024	238747	1409700	128	54	90	-50	28	36	8	1.39	RC	Gefa South
GFRC031	238791	1409901	135	66	90	-50	41	49	8	14.70	RC	Gefa South
						including	41	43	2	50.60	RC	Gefa South
GFRC033	238854	1410300	142	54	90	-50	6	14	8	0.64	RC	Gefa South
GFRC036	238899	1410700	149	69	90	-50	17	26	9	2.19	RC	Gefa South
GFRC038	238850	1411101	144	84	90	-50	56	63	7	0.75	RC	Gefa South
GFRC080	239104	1409100	122	54	90	-50	5	6	1	8.31	RC	Gefa South
GFRC089	239094	1409501	131	54	90	-50	37	48	11	0.70	RC	Gefa South
GFRC113	238595	1409302	118	126	90	-50	63	70	7	1.91	RC	Gefa South
GFRC114	238665	1409300	117	114	90	-50	2	3	1	6.74	RC	Gefa South
							62	65	3	2.89	RC	Gefa South
GFRC119	238789	1409801	133	100	90	-50	14	45	31	2.73	RC	Gefa South
						including	21	22	1	19.00	RC	Gefa South

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
						and	43	44	1	10.30	RC	Gefa South
							76	82	6	0.98	RC	Gefa South
GFRC121	238790	1409999	136	126	90	-50	83	88	5	1.40	RC	Gefa South
GFRC122	238811	1410500	145	100	90	-50	39	45	6	0.86	RC	Gefa South
GFRC123	238884	1410500	147	80	90	-50	14	21	7	0.91	RC	Gefa South
GFRC124	238829	1410898	146	125	90	-50	78	80	2	3.79	RC	Gefa South
GFRC127	238737	1409798	131	162	90	-50	40	44	4	1.39	RC	Gefa South
							105	116	11	1.91	RC	Gefa South
GFSDH001	238564	1409748	129	443	90	-50	263.2	264.1	0.9	19.26	DD	Gefa South

BADD-2045	237205	1431369	131	193	101	-61	30	31	1	5.13	DD	Kabatea
							76	78	2	2.70	DD	Kabatea
							123	125	2	3.25	DD	Kabatea
KBRC-0074	237125	1431746	132	75	90	-50	15	27	12	1.75	RC	Kabatea
KBTDH002	237080	1431345	132	317	65	-50	165	170.2	5.2	1.40	DD	Kabatea
KBTRC009	237311	1431420	129	108	270	-50	55	102	47	3.76	RC	Kabatea
						including	56	58	2	19.90	RC	Kabatea
						and	59	62	3	14.00	RC	Kabatea
KBTRC011	237216	1431423	131	110	90	-50	55	87	32	4.08	RC	Kabatea
						including	70	72	2	31.10	RC	Kabatea
						and	73	74	1	18.90	RC	Kabatea
KBTRC012	237185	1431388	132	140	70	-50	98	116	18	2.32	RC	Kabatea
KBTRC017	237047	1431525	135	90	70	-50	41	44	3	3.96	RC	Kabatea
						including	41	42	1	10.90	RC	Kabatea
KBTRC019	237147	1431561	138	110	70	-50	48	60	12	0.94	RC	Kabatea
KBTRC021	236963	1431649	134	186	70	-50	52	53	1	12.40	RC	Kabatea
							172	186	14	1.33	RC	Kabatea
						including	172	173	1	12.20	RC	Kabatea
KBWDH001	236745	1431971	139	100	70	-50	99.6	105.25	5.65	3.41	DD	Kabatea
							142.8	144.54	1.74	4.58	DD	Kabatea
							191.73	207.22	15.49	0.85	DD	Kabatea

KLRC029	236528	1432749	147	66	90	-60	34	38	4	2.88	RC	Kabatea West
KLRC030	236451	1432067	142	78	90	-50	46	52	6	0.97	RC	Kabatea West
KLRC031	236464	1431624	136	66	90	-50	49	53	4	2.51	RC	Kabatea West

DHB-0001	234760	1430768	153	176	90	-50	30	39	9	1.18	DD	Kabewest
							70	77	7	1.21	DD	Kabewest

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
DHB-0002	234842	1430773	152	176	270	-50	11	18.5	7.5	4.26	DD	Kabewest
							23	41	18	3.54	DD	Kabewest
						including	26	27.5	1.5	11.07	DD	Kabewest
DHB-0003	234944	1430768	150	227	270	-50	27.5	33.5	6	2.01	DD	Kabewest
DHB-0004	235039	1430768	153	176	270	-50	0	29	29	1.58	DD	Kabewest
							43	45	2	5.94	DD	Kabewest
							66	71.74	5.74	8.99	DD	Kabewest
						including	69.48	70.12	0.64	46.59	DD	Kabewest
							75	120	45	1.97	DD	Kabewest
						including	99	100	1	11.14	DD	Kabewest
							131	160	29	0.90	DD	Kabewest
KB96-0013	234996	1430731	154	133	45	-50	4.8	17.7	12.9	5.29	DD	Kabewest
						including	11.39	12.7	1.31	27.10	DD	Kabewest
							40.5	41.56	1.06	1075.00	DD	Kabewest
KB96-0014	234937	1430766	150	151	90	-50	7	28	21	1.89	DD	Kabewest
							34	51	17	1.06	DD	Kabewest
							82	129	47	1.66	DD	Kabewest
KB96-0015	234984	1430853	153	193	225	-50	14	17	3	5.09	DD	Kabewest
						including	16	17	1	12.00	DD	Kabewest
KB96-0016	234916	1430919	152	190	225	-50	3	10	7	1.00	DD	Kabewest
							19	48	29	1.89	DD	Kabewest
						including	43	44	1	11.33	DD	Kabewest
							52	59	7	1.08	DD	Kabewest
							91	105	14	1.34	DD	Kabewest
							109	112	3	1.89	DD	Kabewest
							133	161	28	0.58	DD	Kabewest
KB96-0017	234835	1430987	151	181	225	-50	152	153	1	30.26	DD	Kabewest
KB96-0019	235071	1430969	155	195	270	-50	9	10.5	1.5	5.68	DD	Kabewest
							32	46	14	1.10	DD	Kabewest
							72	85	13	0.85	DD	Kabewest
							93	102	9	0.87	DD	Kabewest
							123	133	10	0.98	DD	Kabewest
KB96-0021	234787	1430824	150	187	90	-50	106	114	8	1.46	DD	Kabewest
							146	151	5	2.11	DD	Kabewest
							180	185	5	1.09	DD	Kabewest
KB96-0022	235047	1430811	153	220	270	-50	104	132	28	0.95	DD	Kabewest
							186	200	14	1.02	DD	Kabewest
							210	220	10	1.36	DD	Kabewest

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
KB96-0024	235119	1430768	153	214	270	-50	114	118	4	3.41	DD	Kabewest
							143	151	8	0.79	DD	Kabewest
							186	203	17	1.07	DD	Kabewest
KBRC-0050	234894	1430868	151	41	90	-50	3	8	5	1.78	RC	Kabewest
							29	38	9	1.56	RC	Kabewest
KBRC-0051	234849	1430877	150	48	90	-50	17	37	20	1.94	RC	Kabewest
							29	30	1	11.06	RC	Kabewest
KBRC-0052	234801	1430878	150	42	90	-50	14	22	8	1.46	RC	Kabewest
KBRC-0053	234748	1430882	150	51	90	-50	11	26	15	3.02	RC	Kabewest
						including	12	13	1	12.67	RC	Kabewest
KBRC-0054	234945	1430682	158	57	90	-50	32	39	7	0.87	RC	Kabewest
KBWDH003	234922	1430707	156	191	135	-55	130.3	137.8	7.5	1.07	DD	Kabewest
							141.25	149	7.75	1.74	DD	Kabewest
KBWDH005	234643	1430993	150	242	135	-50	119.2	131.6	12.4	0.86	DD	Kabewest
							138.8	149.3	10.5	4.24	DD	Kabewest
						including	148.2	149.3	1.1	18.00	DD	Kabewest
							160.3	163.3	3	13.26	DD	Kabewest
						including	160.3	161.4	1.1	31.90	DD	Kabewest
KBWDH006	235052	1431274	159	248	135	-50	65.4	66.3	0.9	9.08	DD	Kabewest
							88.8	141.7	52.9	2.12	DD	Kabewest
KBWDH007	234800	1430650	160	302	90	-50	269	273.7	4.7	2.32	DD	Kabewest
KBWDH011	234900	1430883	152	320	130	-50	5	10	5	2.30	DD	Kabewest
							133.3	146	12.7	0.89	DD	Kabewest
							150.1	165	14.9	1.15	DD	Kabewest
							168.8	191	22.2	0.87	DD	Kabewest
							196.3	206.9	10.6	0.72	DD	Kabewest
							213	237	24	4.37	DD	Kabewest
						including	226	228	2	12.20	DD	Kabewest
							243	262.2	19.2	1.62	DD	Kabewest
							269.6	282.3	12.7	1.51	DD	Kabewest
KBWDH012	234953	1430816	152	197	130	-50	62.3	63.5	1.2	6.65	DD	Kabewest
							88.1	107.5	19.4	0.83	DD	Kabewest
							110.9	137	26.1	3.11	DD	Kabewest
						including	132	133	1	12.50	DD	Kabewest
KBWDH014	234996	1430775	151	140	135	-50	13	16	3	2.05	DD	Kabewest
							29.2	31.2	2	3.46	DD	Kabewest
KBWDH015	235162	1430821	155	296	320	-50	148	150.8	2.8	2.86	DD	Kabewest
KBWDH016	235113	1430766	153	305	310	-50	250.8	264	13.2	0.74	DD	Kabewest

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
KBWDH019	235138	1430699	154	347	315	-50	284.6	290.6	6	0.91	DD	Kabewest
							300.1	312.2	12.1	0.50	DD	Kabewest
KBWDH020	234886	1430841	150	296	135	-50	95.6	100.4	4.8	1.23	DD	Kabewest
							104	110.8	6.8	1.51	DD	Kabewest
							137.9	156	18.1	2.88	DD	Kabewest
						including	150.3	151.7	1.4	11.70	DD	Kabewest
							185.9	190.4	4.5	1.28	DD	Kabewest
							199	232	33	2.27	DD	Kabewest
							239.1	248.8	9.7	4.84	DD	Kabewest
						including	244	245.2	1.2	18.40	DD	Kabewest
KBWDH022	234809	1430960	150	475	135	-50	80	86.6	6.6	1.11	DD	Kabewest
							92.2	111.2	19	1.44	DD	Kabewest
							117	141.1	24.1	1.25	DD	Kabewest
							165.1	167.9	2.8	4.39	DD	Kabewest
						including	167	167.9	0.9	12.90	DD	Kabewest
							172.4	185.3	12.9	0.51	DD	Kabewest
							258	266.35	8.35	0.70	DD	Kabewest
							313.4	325	11.6	1.07	DD	Kabewest
							351.5	354.9	3.4	1.93	DD	Kabewest
							359.6	364.6	5	2.96	DD	Kabewest
							424.2	435.25	11.05	5.32	DD	Kabewest
						including	434.15	435.25	1.1	19.20	DD	Kabewest
KBWDH023	234511	1431770	146	291	90	-50	288.15	289	0.85	15.33	DD	Kabewest
KBWDH024	234747	1430714	156	506	105	-50	348.15	349	0.85	12.91	DD	Kabewest
KBWDH026	234590	1430965	151	728	120	-50	456	461	5	1.16	DD	Kabewest
KBWDT017	235010	1431319	157	285	135	-50	247.5	252.5	5	1.86	RCD	Kabewest
							257.3	268.1	10.8	4.05	RCD	Kabewest
						including	258.3	260.3	2	12.05	RCD	Kabewest
KBWDT072	234939	1431048	154	254	135	-50	167	171	4	3.84	RCD	Kabewest
KBWRC001	234923	1430706	156	160	135	-55	135	160	25	2.88	RC	Kabewest
KBWRC002	234965	1430666	158	144	135	-55	98	103	5	1.24	RC	Kabewest
KBWRC003	234835	1430795	151	100	135	-50	11	23	12	2.04	RC	Kabewest
						including	17	18	1	11.90	RC	Kabewest
							33	57	24	1.33	RC	Kabewest
KBWRC004	234793	1430837	150	120	135	-50	66	81	15	1.15	RC	Kabewest
KBWRC005	234735	1430891	150	120	135	-50	55	64	9	2.47	RC	Kabewest
							70	78	8	0.70	RC	Kabewest
							100	107	7	0.93	RC	Kabewest

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
KBWRC006	234687	1430938	149	150	135	-50	19	28	9	2.04	RC	Kabewest
							65	76	11	0.67	RC	Kabewest
							107	121	14	1.01	RC	Kabewest
							126	150	24	1.43	RC	Kabewest
KBWRC007	234645	1430894	153	150	90	-50	145	150	5	1.45	RC	Kabewest
KBWRC009	235010	1430974	155	150	135	-50	12	14	2	2.66	RC	Kabewest
							30	68	38	0.92	RC	Kabewest
							72	81	9	0.65	RC	Kabewest
							122	124	2	2.55	RC	Kabewest
							142	147	5	1.62	RC	Kabewest
KBWRC010	234969	1431016	154	120	135	-50	63	93	30	1.88	RC	Kabewest
						including	89	90	1	11.20	RC	Kabewest
KBWRC018	235052	1431273	159	150	135	-50	90	118	28	1.71	RC	Kabewest
							123	140	17	3.24	RC	Kabewest
KBWRC019	235105	1431219	160	120	135	-50	20	28	8	0.63	RC	Kabewest
KBWRC038	234795	1430980	150	162	135	-50	136	152	16	2.01	RC	Kabewest
KBWRC038							145	146	1	12.00	RC	Kabewest
KBWRC039	234860	1430920	151	160	135	-50	7	15	8	0.80	RC	Kabewest
							28	66	38	0.90	RC	Kabewest
							75	91	16	0.59	RC	Kabewest
							153	160	7	1.67	RC	Kabewest
KBWRC052	235095	1431343	158	100	110	-50	12	15	3	2.16	RC	Kabewest
KBWRC060	235032	1431065	156	180	135	-50	128	138	10	0.70	RC	Kabewest
KBWRC061	235100	1430995	155	156	135	-50	13	23	10	1.31	RC	Kabewest
KBWRC061A	235091	1431002	155	67	135	-50	17	26	9	1.93	RC	Kabewest
KBWRC063	235020	1430051	179	180	90	-50	24	26	2	4.63	RC	Kabewest
KBWRC074	234936	1430946	154	180	135	-50	142	153	11	1.00	RC	Kabewest
KBWRC075	234993	1430886	154	108	135	-50	5	50	45	2.34	RC	Kabewest
							70	85	15	0.88	RC	Kabewest
KBWRC076	235076	1431144	159	180	135	-50	46	50	4	1.40	RC	Kabewest
							54	61	7	1.15	RC	Kabewest
							99	104	5	2.16	RC	Kabewest
KBWRC078	233864	1430454	178	120	120	-50	16	22	6	1.04	RC	Kabewest
PDB-0086	234791	1430774	153	50	0	-90	24	43	19	4.38	RC	Kabewest
						including	38	39	1	12.00	RC	Kabewest
PDB-0118	234994	1430768	151	50	0	-90	18	24	6	1.80	RC	Kabewest
							31	43	12	1.00	RC	Kabewest

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
KCDH003	241200	1432261	127	270	270	-50	175.3	181	5.7	0.88	DD	Kach
							186.1	196.2	10.1	0.55	DD	Kach
KCRC003	241098	1432620	130	111	270	-50	22	36	14	1.41	RC	Kach
KCRC004	241086	1433021	139	51	270	-50	0	6	6	1.33	RC	Kach
							26	31	5	8.77	RC	Kach
						including	27	28	1	26.60	RC	Kach
KCRC005	241114	1433020	141	75	270	-50	29	33	4	2.66	RC	Kach
							56	60	4	3.58	RC	Kach
						including	56	57	1	12.80	RC	Kach
KCRC006	241156	1432620	127	126	270	-50	76	83	7	2.12	RC	Kach
KCRC007	241135	1432579	126	150	270	-50	48	60	12	4.08	RC	Kach
						including	52	54	2	20.90	RC	Kach
							69	76	7	1.16	RC	Kach
KCRC008	241095	1432679	129	100	270	-50	29	36	7	15.22	RC	Kach
						including	29	32	3	33.33	RC	Kach
KCRC009	241155	1432681	131	150	270	-50	94	99	5	1.31	RC	Kach
KCRC012	241114	1432833	129	146	270	-50	28	38	10	0.53	RC	Kach
							45	49	4	2.04	RC	Kach
KCRC020	241181	1432250	126	174	270	-50	164	173	9	1.13	RC	Kach
KCRC023	241407	1432447	135	100	270	-50	28	34	6	2.95	RC	Kach

BADD-2007	235809	1430750	157	154	90	-45	115	120	5	1.75	DD	Katia
BARC-2029	235723	1429144	160	65	90	-50	29	41	12	2.81	RC	Katia

KBRC-0033	236859	1436743	110	89	90	-50	32	36	4	1.40	RC	Kolya
KBRC-0034	236915	1436743	109	75	90	-50	0	4	4	5.32	RC	Kolya
						including	1	2	1	14.19	RC	Kolya
KBRC-0035	236955	1436745	107	63	90	-50	15	17	2	3.06	RC	Kolya
							26	29	3	2.51	RC	Kolya
KBRC-0036	236801	1436741	118	50	90	-50	26	32	6	0.87	RC	Kolya
KBRC-0037	236766	1436735	120	55	90	-50	30	32	2	3.38	RC	Kolya
							44	49	5	3.95	RC	Kolya
KBRC-0037							47	48	1	10.24	RC	Kolya
KLDH001	236849	1436809	111	151	128	-51	55.6	65.4	9.8	1.27	DD	Kolya
							69.4	73	3.6	1.98	DD	Kolya
							83	85.2	2.2	4.88	DD	Kolya
KLRC011	236768	1436626	123	49	90	-50	17	22	5	1.53	RC	Kolya
PDB-0126	236890	1436745	109	50	0	-90	0	6	6	1.65	RC	Kolya

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
							19	28	9	0.61	RC	Kolya
							43	45	2	8.43	RC	Kolya
						including	43	44	1	14.67	RC	Kolya

BADD-2016	237537	1432894	131	221	90	-50	149	156	7	0.74	DD	Latifa
							169	175	6	1.37	DD	Latifa
							210	220	10	1.11	DD	Latifa
BADD-2018	237405	1433126	141	151	90	-50	56	64	8	0.78	DD	Latifa
BADD-2041	237900	1433110	130	301	286	-60	44	62	18	1.35	DD	Latifa
DHB-0007	237611	1433521	139	173	270	-50	90.8	93.44	2.64	4.01	DD	Latifa
KBRC-0001	237900	1433250	133	80	90	-50	58	60	2	13.36	RC	Latifa
						including	59	60	1	19.47	RC	Latifa
KBRC-0002	237848	1433256	135	80	90	-50	37	42	5	1.05	RC	Latifa
KBRC-0003	237795	1433257	136	99	90	-50	36	63	27	1.70	RC	Latifa
							85	93	8	0.83	RC	Latifa
KBRC-0004	237765	1433264	138	120	90	-50	56	66	10	0.97	RC	Latifa
							88	98	10	1.65	RC	Latifa
							104	108	4	1.64	RC	Latifa
KBRC-0026	237969	1434316	121	39	90	-50	21	23	2	2.58	RC	Latifa
KBRC-0038	237596	1433345	142	90	90	-50	70	75	5	1.39	RC	Latifa
KBRC-0043	237689	1432886	132	63	90	-50	49	55	6	0.94	RC	Latifa
KBRC-0045	237594	1432886	135	117	90	-50	87	107	20	3.62	RC	Latifa
							111	116	5	1.17	RC	Latifa
KBRC-0065	237774	1433108	135	63	90	-50	41	50	9	1.10	RC	Latifa
KBRC-0066	237725	1433110	135	65	90	-50	29	32	3	2.29	RC	Latifa
KBRC-0067	237689	1433111	133	99	90	-50	74	99	25	2.59	RC	Latifa
						including	86	87	1	11.90	RC	Latifa
KBRC-0068	237682	1432723	128	57	90	-50	32	40	8	2.92	RC	Latifa
							46	50	4	1.97	RC	Latifa
KBRC-0069	237631	1432725	131	90	90	-50	3	6	3	4.26	RC	Latifa
KGRC005	237640	1433619	144	132	90	-50	0	11	11	2.80	RC	Latifa
						including	9	10	1	14.80	RC	Latifa
KGRC006	237610	1433619	140	150	90	-50	57	60	3	1.75	RC	Latifa
							108	109	1	5.58	RC	Latifa
LFDH001	237944	1433320	138	161	270	-50	28.75	37.82	9.07	3.02	DD	Latifa
						including	28.75	30	1.25	10.40	DD	Latifa
							82.5	98.2	15.7	0.62	DD	Latifa
LFDH002	237711	1433257	140	230	90	-50	159.1	173	13.9	0.72	DD	Latifa

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
LFDH004	237211	1432982	161	644	110	-50	419.8	437.6	17.8	2.59	DD	Latifa
						including	429	430	1	11.50	DD	Latifa
LFDH005	237482	1433397	135	494	115	-50	383.4	384.2	0.8	7.21	DD	Latifa
LFRC002	237818	1433319	141	140	90	-55	34	55	21	0.99	RC	Latifa
							107	113	6	0.88	RC	Latifa
LFRC007	237926	1433500	156	100	90	-50	8	10	2	5.33	RC	Latifa
							15	21	6	0.92	RC	Latifa
							51	62	11	0.58	RC	Latifa
LFRC012	237583	1432619	125	80	90	-50	62	69	7	1.32	RC	Latifa
LFRC013	237660	1432620	126	75	90	-50	37	42	5	1.83	RC	Latifa
LFRC014	237931	1433897	143	130	90	-50	42	51	9	1.70	RC	Latifa
						including	49	50	1	10.70	RC	Latifa
LFRC017	237396	1432888	135	168	90	-50	22	25	3	3.33	RC	Latifa
PDB-0097	237355	1432727	131	50	0	-90	1	2	1	5.99	RC	Latifa

KRRC017	237808	1426699	138	100	90	-50	31	37	6	0.84	RC	Madina 1
MADRC002	238723	1426654	117	132	330	-50	27	29	2	2.92	RC	Madina 1
MADRC007	238903	1426757	109	160	330	-50	56	70	14	7.25	RC	Madina 1
						including	63	64	1	22.80	RC	Madina 1
						and	65	66	1	24.20	RC	Madina 1
						and	67	69	2	18.50	RC	Madina 1

MADDH005	239247	1428505	105	179	290	-50	66.1	71.4	5.3	2.30	DD	Madina 5

MNDH004	239689	1428002	105	266	270	-50	217	222	5	1.33	DD	Madina East

MLKRC009	238527	1417292	137	54	90	-50	5	7	2	2.87	RC	Maliki
MLKRC018	238834	1415899	157	60	90	-50	30	38	8	0.70	RC	Maliki

MNDH001	238983	1433254	126	219	268	-50	174.4	184.6	10.2	0.62	DD	Mananord
MNDRC005	239018	1432538	140	150	270	-50	48	50	2	2.61	RC	Mananord
							118	123	5	1.18	RC	Mananord
MNDRC006	238921	1432858	141	100	270	-50	16	21	5	1.76	RC	Mananord
MNDRC007	238996	1432858	135	156	270	-50	93	97	4	1.42	RC	Mananord
MNDRC014	238950	1434243	107	110	270	-50	33	34	1	5.95	RC	Mananord
							40	52	12	1.14	RC	Mananord

WKRC002	239847	1433262	131	100	270	-50	66	73	7	1.10	RC	Mananord East

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area

MRRC005	240229	1418591	115	100	270	-50	64	71	7	0.72	RC	Mariama

SATRC019	235973	1399226	133	105	90	-50	56	61	5	5.90	RC	Satadougou
						including	56	57	1	22.30	RC	Satadougou
SATRC024	236333	1400224	121	102	90	-50	13	18	5	2.94	RC	Satadougou
SATRC025	236390	1400223	120	132	90	-50	59	61	2	7.02	RC	Satadougou
						including	59	60	1	10.20	RC	Satadougou
SATRC031	235160	1399620	143	50	90	-50	18	25	7	1.27	RC	Satadougou
SATRC038	235910	1400223	123	60	90	-50	23	24	1	17.90	RC	Satadougou
SATRC040	236471	1400221	120	114	90	-50	98	103	5	1.61	RC	Satadougou
SATRC042	236440	1400418	120	134	90	-50	98	111	13	0.96	RC	Satadougou
SATRC044	236184	1399820	123	70	90	-50	56	59	3	1.68	RC	Satadougou
SATRC057	235100	1399619	144	168	90	-50	13	19	6	1.18	RC	Satadougou
SATRC058	235238	1399820	138	120	120	-50	60	67	7	3.38	RC	Satadougou
						including	61	62	1	13.79	RC	Satadougou
							72	84	12	0.92	RC	Satadougou

KRRC005	238250	1425502	117	150	90	-50	14	17	3	1.71	RC	Soya
							103	113	10	1.27	RC	Soya
SYDH001	238552	1425250	114	146	330	-50	62	95.9	33.9	3.12	DD	Soya
						including	74	75	1	13.70	DD	Soya
						and	83	86	3	13.33	DD	Soya
SYDH002	238490	1425080	115	230	310	-60	146	154.8	8.8	0.67	DD	Soya
							158.8	168.8	10	1.00	DD	Soya
SYRC001	238527	1425294	115	114	330	-50	31	58	27	1.97	RC	Soya
						including	55	56	1	18.00	RC	Soya
SYRC004	238554	1425215	114	140	270	-50	119	128	9	0.88	RC	Soya
SYRC005	238509	1425217	115	136	270	-50	82	87	5	1.16	RC	Soya
							123	128	5	3.35	RC	Soya
							123	124	1	14.00	RC	Soya
SYRC006	238509	1425245	115	140	320	-50	61	70	9	0.72	RC	Soya
							82	85	3	2.31	RC	Soya
SYRC008	238542	1425206	115	162	320	-60	101	117	16	1.47	RC	Soya
SYRC009	238430	1425133	115	156	310	-60	83	88	5	5.05	RC	Soya
						including	84	85	1	10.00	RC	Soya
							102	107	5	2.02	RC	Soya
							111	118	7	1.34	RC	Soya

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
SYRC013	238186	1425447	118	154	100	-50	122	142	20	1.17	RC	Soya
SYRC015	238349	1425385	115	150	110	-50	81	82	1	8.51	RC	Soya
SYRC016	238324	1425724	117	160	110	-50	33	39	6	1.31	RC	Soya
SYRC017	238256	1425754	118	150	110	-50	48	58	10	1.86	RC	Soya

BARC-2042	237187	1434340	125	20	90	-60	0	8	8	1.27	RC	Wari
BARC-2045	237139	1434340	122	97	90	-50	60	72	12	0.70	RC	Wari
BARC-2050	237191	1434157	130	20	90	-60	0	20	20	1.24	RC	Wari
BARC-2051	237181	1434157	128	20	90	-60	0	4	4	1.97	RC	Wari
							14	20	6	4.44	RC	Wari
BARC-2054	237205	1434097	119	20	90	-60	0	18	18	1.28	RC	Wari
BARC-2055	237195	1434097	119	20	90	-60	0	20	20	1.02	RC	Wari
BARC-2057	237198	1434043	121	20	90	-60	16	20	4	1.36	RC	Wari
BARC-2058	237208	1434043	121	20	90	-60	4	20	16	1.69	RC	Wari
BARC-2063	237189	1434192	133	30	90	-60	0	20	20	1.60	RC	Wari
BARC-2064	237179	1434192	131	20	90	-60	6	20	14	1.36	RC	Wari
BARC-2065	237169	1434192	130	20	90	-60	8	16	8	1.89	RC	Wari
BARC-2067	237183	1434241	132	20	90	-60	10	20	10	2.17	RC	Wari
BARC-2068	237193	1434241	134	20	90	-60	12	18	6	1.84	RC	Wari
BARC-2069	237167	1434291	127	20	90	-60	10	18	8	1.20	RC	Wari
BARC-2082	237217	1433918	124	20	90	-60	0	8	8	2.23	RC	Wari
DHB-0005	237414	1433535	136	173	90	-50	109.4	121.4	12	1.78	DD	Wari
KBRC-0012	237346	1433825	126	80	90	-50	34	35	1	11.26	RC	Wari
KBRC-0013	237245	1433824	131	80	90	-50	37	62	25	0.74	RC	Wari
KBRC-0014	237300	1433824	128	63	90	-50	0	12	12	0.74	RC	Wari
KBRC-0015	237192	1433824	127	91	90	-50	84	91	7	1.74	RC	Wari
KBRC-0042	237365	1433307	151	85	90	-50	16	24	8	0.94	RC	Wari
							65	75	10	0.77	RC	Wari
PDB-0096	237464	1433529	134	50	0	-90	0	7	7	3.70	RC	Wari
WADH002	237233	1433591	128	191	60	-55	84.2	95.2	11	1.35	DD	Wari
WARC001	237351	1433648	128	150	55	-50	22	24	2	3.23	RC	Wari
WARC004	237402	1433578	133	150	70	-50	28	37	9	4.05	RC	Wari
						including	35	36	1	10.90	RC	Wari
WARC006	237384	1433450	143	186	90	-50	177	185	8	0.81	RC	Wari
WARC007	237314	1433412	145	132	90	-50	116	124	8	1.33	RC	Wari
WARC008	237310	1433354	147	125	90	-50	23	48	25	1.02	RC	Wari
WARC009	237386	1433356	149	130	90	-50	13	22	9	0.69	RC	Wari
WARC010	237126	1434104	118	147	90	-50	123	132	9	1.17	RC	Wari

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	Au (ppm)	Hole Type[3]	Area
WARC011	237179	1433919	124	90	90	-50	76	82	6	1.38	RC	Wari
WARC013	237256	1433117	148	150	90	-50	126	128	2	2.58	RC	Wari
WRDH001	237040	1434194	118	267	90	-50	213.5	214.7	1.2	5.38	DD	Wari
WRDH002	237106	1433830	129	264	90	-50	174	175	1	7.52	DD	Wari

BADD-2002	232923	1424324	136	159	40	-45	101	125	24	0.60	DD	Westkourou
BADD-2014	232852	1424405	139	156	40	-45	1	17	16	0.74	DD	Westkourou
							45	53	8	1.07	DD	Westkourou

PDB-0111	238479	1430516	119	30	0	-90	3	10	7	5.07	RC	Zonze
						including	7	8	1	23.83	RC	Zonze

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. RC: reverse circulation drilling | DD: diamond drilling tail